CERTIFICATE OF TRUST

OF

AQR DELPHI LONG-SHORT FUND

This Certificate of Trust of AQR Delphi Long-Short Fund (the “Trust”) is being duly executed and filed to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. Section 3801 et seq.) (the “Act”).

1.  Name. The name of the trust formed hereby is AQR Delphi Long-Short Fund.

2.  Registered Office; Registered Agent. The business address of the Trust’s registered office in the State of Delaware is c/o Cogency Global Inc., 850 New Burton Road Suite 201, Dover, DE 19904. The name of the Trust’s registered agent at such address is Cogency Global Inc.

3.  Investment Company. The Trust will be a registered investment company under the Investment Company Act of 1940, as amended.

4.  Effective Date. This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811(a)(1) of the Act.

/s/ John Howard
Name: John Howard
Title: Trustee